Biolase, Inc.

27042 Towne Centre Drive, Suite 270

Lake Forest, California 92610

August 19, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Margaret Schwartz

Re:	BIOLASE, Inc. Registration Statement on Form S-3, as amended File No. 333-266852

Acceleration Request
Requested Date: August 24, 2022
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BIOLASE, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on August 24, 2022, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Beth E. Berg of Sidley Austin LLP at (312) 853-7443 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ John R. Beaver John R. Beaver
President and Chief Executive Officer
BIOLASE, Inc.

cc:	Jennifer Bright, BIOLASE, Inc. Michael Carroll, BIOLASE, Inc. Beth E. Berg, Sidley Austin LLP Istvan Hajdu, Sidley Austin LLP